UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2015

COMMISSION FILE NUMBER : 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a letter to the Limited Partners of Capital Product Partners L.P., and notice of annual meeting of Limited Partners, each dated June 15, 2015.

Attached as Exhibit II is the Proxy Card for the 2015 Annual General Meeting of Limited Partners of Capital Product Partners L.P. for holders of its common units.

Attached as Exhibit III is the Proxy Card for the 2015 Annual General Meeting of Limited Partners of Capital Product Partners L.P. for holders of its Class B Convertible Preferred Units.

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-202810, 333-184209 and 333-189603).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: June 15, 2015	By:	Capital GP L.L.C., its general partner

/s/ Petros Christodoulou
Name: Petros Christodoulou
Title: Chief Executive Officer and
Chief Financial Officer of Capital GP L.L.C.